BAKER & DANIELS
               300 NORTH MERIDIAN STREET, SUITE 2700
                   INDIANAPOLIS, INDIANA  46204
                          (317) 237-0300
                       (317) 237-1000 (FAX)


March 19, 1998


                                                        VIA EDGAR



Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC  20549-1004

     RE: SIMON PROPERTY GROUP, L.P. REGISTRATION STATEMENT ON FORM S-3 FOR $500,000,000 AGGREGATE PRINCIPAL AMOUNT OF DEBT SECURITIES (REGISTRATION NO. 33-98364)

Dear Sir or Madam:

          On behalf of our client, Simon DeBartolo Group, L.P. (the "Operating Partnership"), we request the withdrawal of the above-described Registration Statement, effective on March 19, 1998, or as soon thereafter as is practicable. The Registration Statement covered the registration of $500,000,000 aggregate principal amount of debt securities of Simon Property Group, L.P. (the "Old Operating Partnership"), consisting of debentures, notes and/or other unsecured evidences of indebtedness in one or more series (the "Debt Securities"), which the Old Operating Partnership planned to offer on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933.

          None of the Debt Securities have been sold. On December 31, 1997, the Old Operating Partnership merged into the Operating Partnership. Pursuant to the Agreement of Merger, each of the issued and outstanding partnership units in the Old Operating Partnership were canceled, without any payment or other distribution in respect thereof. Prior to the merger, the Operating Partnership was the only limited partner of the Old Operating Partnership and Simon DeBartolo Group, Inc. (the "Company") was the only general partner of the Old Operating Partnership. Following the merger, the Company continues to be a general partner of the Operating Partnership. As a result of the merger, the Operating Partnership has succeeded to all of the assets and rights of the Old Operating Partnership and has assumed all of the liabilities and obligations of the Old Operating Partnership.

          If there are any questions concerning this request, please contact the undersigned at the number indicated above.

                              Yours very truly,


                              /S/ DAVID C. WORRELL
                              David C. Worrell

DCW/tjr
cc:  James M. Barkley, Esq.